

December 13, 2019

Christopher Nelson
President and General Counsel
Q2Earth Inc.
20 Royal Palm Way, Suite 100
Palm Beach, FL 33480

> **Re: Q2Earth Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 5, 2019**
> **File No. 000-55148**

Dear Mr. Nelson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Joel Mayersohn, Esq.